# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CIDARA THERAPEUTICS, INC., CIK 0001610618
CUSIP: 171757206
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 6310 NANCY RIDGE DRIVE, SUITE 101, SAN DIEGO, California (CA), 92121
Date of event which requires filing of this statement: 01/07/2026
Amends the filing with accession number 0001104659-24-082640
Filed by CIK 0001346824
Persons authorized to receive notices and communications: Peter Kolchinsky, RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, Massachusetts (MA), 02116, 617.778.2500

## Reporting persons
- RA Capital Management, L.P. (CIK 0001346824): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Peter Kolchinsky (CIK 0001384859): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Rajeev Shah (CIK 0001619841): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- RA Capital Healthcare Fund, L.P. (CIK 0001315082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: CIDARA THERAPEUTICS, INC.
Address of issuer's principal executive offices: 6310 NANCY RIDGE DRIVE, SUITE 101, SAN DIEGO, California (CA), 92121
Comment:
Item 1 of the Statement is amended and supplemented as follows:

This Amendment No. 6 (this "Amendment No. 6" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on July 25, 2024, and amended on November 26, 2024, June 30, 2025, August 11, 2025, November 10, 2025 and November 17, 2025 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 6 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being filed on behalf of RA Capital Management, L.P. ("RA Capital"), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the "Fund"). RA Capital, Dr. Kolchinsky, Mr. Shah and the Fund are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act"), is attached hereto as Exhibit 99.1.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for each of the Fund and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund. The Fund has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in its portfolio, including the shares of the Issuer's common stock reported herein. Because the Fund has divested itself of voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days' notice, the Fund disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D/A other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D/A shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.
Present principal occupation or employment: The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund. The principal occupation of each of Dr. Kolchinsky and Mr. Shah is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

The Offer and withdrawal rights expired as scheduled at one minute following 11:59 p.m., Eastern Time, on January 6, 2026 (such date and time, the "Expiration Time"). As of the Expiration Time, a sufficient number of shares were validly tendered and not validly withdrawn such that the minimum tender condition to the Offer was satisfied, and following the satisfaction of each other condition to the Offer, Parent and Purchaser irrevocably accepted for payment, on January 7, 2026, all shares that were validly tendered and not validly withdrawn pursuant to the Offer. Also on January 7, 2026, following consummation of the Offer, Purchaser merged with and into the Issuer, with the Issuer being the surviving corporation (the "Merger"). The Merger was governed by Section 251(h) of the Delaware General Corporation Law (the "DGCL"), with no vote of the stockholders of the Issuer required to consummate the Merger. Upon completion of the Merger, the Issuer became a wholly owned subsidiary of Parent, the Issuer's common stock was deregistered under the Securities and Exchange Act of 1934, as amended, and the Issuer's common stock ceased to be listed for trading on the Nasdaq Stock Market.

At the Effective Time and pursuant to the terms and conditions of the Merger Agreement, each Common Share then outstanding (other than Common Shares (a) held by the Issuer (or in the Issuer's treasury), Parent, Purchaser, any other direct or indirect wholly owned subsidiary of Parent or the Issuer, or by stockholders of the Issuer who have properly exercised and perfected their statutory rights of appraisal under the DGCL, or (b) irrevocably accepted for purchase in the Offer) was automatically canceled and converted into the right to receive the Common Share Offer Price (the "Common Share Merger Consideration"), without interest and subject to any applicable withholding of taxes.

At the Effective Time and pursuant to the terms and conditions of the Merger Agreement, each Series A Share then outstanding (other than Series A Shares (a) held by the Issuer (or in the Issuer's treasury), Parent, Purchaser, any other direct or indirect wholly owned subsidiary of Parent or the Issuer, or by stockholders of the Issuer who have properly exercised and perfected their statutory rights of appraisal under the DGCL, or (b) irrevocably accepted for purchase in the Offer) was automatically canceled and converted into the right to receive the Series A Offer Price, without interest and subject to any applicable withholding of taxes.

As of immediately prior to and contingent upon the occurrence of the Effective Time, pursuant to the Merger Agreement, each outstanding option to purchase Shares (each, an "Option") became fully vested and exercisable, and to the extent unexercised as of immediately before the Effective Time, was cancelled at the Effective Time and converted into the right to receive cash, without interest, subject to any applicable withholding of taxes, in an amount equal to the product of (i) the total number of Common Shares subject to the fully vested Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Common Share Merger Consideration over (y) the exercise price payable per Common Share under such Option. Any Option with an exercise price that was equal to or greater than the Common Share Merger Consideration was cancelled at the Effective Time for no consideration.

All warrants to purchase shares of common stock that were outstanding and unexercised as of immediately prior the Effective Time, whether vested or unvested were treated as being simultaneously cashless exercised in accordance with their terms and subject to any applicable withholding of taxes.

The Fund tendered all 3,365,523 Common Shares and 89,956 shares of Series A Shares held by it in the Offer. By virtue of the foregoing transactions, on January 7, 2025, all Common Shares previously held by the Fund were accepted for payment, cancelled and converted into the right to receive the Common Share Offer Price and all Series A Shares previously held by the Fund were accepted for payment, cancelled and converted into the right to receive the Series A Share Offer Price. The Pre-Funded Warrants to purchase up to 1,286,786 Common Shares previously held by the Fund were deemed to be exercised on a cashless basis for 1,286,785 Common Shares, with the resulting Common Shares cancelled and converted into the right to receive the Common Share Offer Price. All stock options previously held by Dr. Resnick for the benefit of RA Capital became fully vested and exercisable and were canceled at the Effective Time and converted into the right to receive the cash consideration, as described above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of Common Shares and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of Common Shares as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer since the most recent amendment to this Schedule 13D/A.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities subject to this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Shares on January 7, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D/A filed with the SEC on June 30, 2025).

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (01/09/2026)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (01/09/2026)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (01/09/2026)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (01/09/2026)